1900 K STREET, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

September 19, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)

File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 5, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 (“PEA 2”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s August 5, 2022 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: In an appropriate location in the prospectus, please disclose the following:

•	Shareholders waive the right to a jury trial. See Section 8.11 of the Fund’s Declaration of Trust

•

A description of conditions to bringing a derivative action and a statement that such provision does not apply to claims arising under federal securities laws. See Section 8.9 of the Fund’s Declaration of Trust.

•	The Fund has an exclusive forum provision. Please also include a statement that it does not apply to claims arising under federal securities laws. See Section 8.11 of the Declaration of Trust.

Anu Dubey September 19, 2022 Page 2

Response: Comment accepted. The requested change will be reflected in PEA 2.

Cover Page – Principal Investment Strategies

Comment 2: The Fund’s Principal Investment Strategies states that “[u]nder normal circumstances, the Fund’s portfolio will be principally comprised of properties, and debt secured by properties, primarily located in the United States but may also be diversified on a global basis through investments in properties and debt secured by properties outside of the United States.” If global investments in properties and debts secured by properties outside of the United States include properties in emerging markets as a principal strategy, add reference to emerging markets here and disclose corresponding risks.

Response: The Fund confirms that global investments in properties and debts secured by properties outside of the United States currently are not expected to include properties in emerging markets as a principal strategy of the Fund. The Fund respectfully declines to add a reference to emerging markets and corresponding risks to the prospectus, but the Fund will add discussion of emerging market securities to the Statement of Additional Information in PEA 2.

Prospectus Summary – Principal Investment Strategies (page 2-3)

Comment 3: Please disclose the maturity policy with respect to the Fund’s debt investments.

Response: The Fund appreciates the Staff’s comments, but respectfully declines to add the suggested disclosure. The Fund does not have a maturity policy and the Fund is not aware of any requirement to add the requested disclosure.

Comment 4: The third sentence of the “Publicly Traded CRE Securities” bullet point describes real estate-related investment companies. Please disclose that the Fund will not invest more than 15% of its assets in companies that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: The Fund will include the following disclosure in PEA 2:

“The Fund will not invest more than 15% of its assets in private funds that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act.”

Prospectus Summary – Summary of Risks (page 7-13)

Comment 5: The third sentence of “Distribution Risk” states that “Distributions may be comprised of a return of capital.” If the Fund expects a significant amount of distributions in the first year of

Anu Dubey September 19, 2022 Page 3

operations to be a return of capital, please describe consequences of return of capital distributions here, including that they do not represent income.

Response: The Fund respectfully notes that whether a significant amount of distributions in the Fund’s first year of operations will be comprised of a return of capital is difficult to predict. Nevertheless, the Fund will add the following to “Distribution Risk” in PEA 2:

In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period.

Comment 6: The third sentence under “Joint Venture Risk” states that “Joint ventures entered into by the Fund would generally only include arrangements in which the Fund does not have sole majority voting control over the joint venture.” Please revise this disclosure to state that joint ventures only include arrangements in which the Fund and another party have equal control over the joint venture, or, alternatively, in which the Fund does not have primary control.

Response: The Fund will update the disclosure in PEA 2 to clarify that joint ventures only include arrangements in which the Fund does not have majority voting control.

Joint Venture Risk. The Fund expects to enter into joint ventures with third parties to make investments. Joint ventures entered into by the Fund would generally only include arrangements in which the Fund does not have sole majority voting control over the joint venture. The Fund’s partial interest investments will generally be structured as joint ventures or co-investment arrangements with third parties. In these joint ventures, the Fund would generally share control with the third-party partner (for example the Fund may have approval rights over some or all of the joint venture’s activities, and in limited circumstances that do not amount to sole majority voting control of the joint venture, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, leasing, refinancing or disposition related services. The Fund may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and trustees from focusing their time and efforts on the Fund’s business. The Fund may at times

Anu Dubey September 19, 2022 Page 4

enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.

Summary of Fund Expenses (page 15)

Comment 7: In footnote 7 of the fee table, please replace “Expense Limit” to refer to both the expense limit in effect at time of waiver and expense limit in effect at time of recoupment.

Response: The requested change will be reflected in PEA 2.

Investment Objectives and Strategies – Principal Investment Strategies

Comment 8: Please revise the following sentence to state that the investment adviser to any Controlled Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund:

For purposes of the Fund’s investment policies, the Fund will comply with the provisions of the 1940 Act relating to the investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act (Section 15)

Response: Comment accepted. Disclosure addressing this comment will be reflected in PEA 2.

Comment 9: Please revise the first sentence of the final paragraph to read as follows: For purposes of the Fund’s investment policies, the Fund will comply with the provisions of the 1940 Act relating to the investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act (Section 15); Controlled Subsidiaries will comply with provisions related to affiliated transactions and custody (Section 17); the Fund will comply with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Subsidiary in instances where the Fund invests in securities or other assets through a subsidiary in which the Fund owns all or a majority of the voting securities; i.e., has sole majority voting control (“Controlled Subsidiary”).

Response: Comment accepted. Disclosure addressing this comment will be reflected in PEA 2.

Comment 10: Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than Controlled Subsidiaries.

Anu Dubey September 19, 2022 Page 5

Response: The Fund appreciates the Staff’s comment and does not intend to create or invest through vehicles that it primarily controls, other than Controlled Subsidiaries. Nevertheless, from time to time, the Fund may hold an investment in a vehicle that it primarily controls (but that is not a Controlled Subsidiary), including, but not limited to, if a significant equity position were received through a restructuring.

Comment 11: Please include what is referred to as “operating entities” in the defined term “Controlled Subsidiary.”

Response: Comment accepted. The Fund will include disclosure in PEA 2 which notes that the defined term Controlled Subsidiaries may include operating entities.

Comment 12: Please confirm to us that any Controlled Subsidiary’s other expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Fund will include a Controlled Subsidiary’s “other expenses” in the “Other Expenses” line item in the fee table to the extent that such Controlled Subsidiary is consolidated with the Fund for financial accounting purposes.

Investment Objectives and Strategies – Portfolio Composition

Comment 13: In the “Ownership Structure” paragraph, there are a number of references to “subsidiaries” that are not defined. Since the Fund will only use controlled subsidiaries, please replace “subsidiaries” with “Controlled Subsidiaries.”

Response: Comment accepted. The requested change will be reflected in PEA 2.

Leverage (page 25-26)

Comment 14: Please revise the following sentence to read as follows: “When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage, unless the special purpose vehicle (or other vehicle for investment in real estate) holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the special purpose vehicle (or other vehicle for investment in real estate) holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules.

Anu Dubey September 19, 2022 Page 6

Response: Comment accepted. The requested change will be reflected in PEA 2.

Comment 15: Please revise disclosure globally to reflect that the compliance date of Rule 18f-4 has arrived.

Response: Comment accepted. The requested global change will be reflected in PEA 2.

Management of the Fund (page 46-49)

Comment 16: Please replace “SPVs” with “Controlled Subsidiaries,” assuming that is what is being referred to here.

Response: The Fund appreciates the Staff’s comment, but respectfully declines to make the requested change. The Fund has noted in PEA 2 that the “SPVs” noted in the Staff’s comments may include Controlled Subsidiaries. However, SPVs will not, in all instances, be Controlled Subsidiaries.

Comment 17: In the “Services Company” paragraph, please specifically disclose what “Allianz Real Estate entities” are.

Response: The Fund appreciates the Staff’s comment and notes that references to “Allianz Real Estate entities” have been removed in PEA 2.

Comment 18: The language in the second sentence of the third paragraph mentions various compensation arrangements including “project-based fees,” “management promote,” and “incentive fees and/or a profits or equity interest in a portfolio investment.” Please explain to us how receipt of these kinds of compensation is consistent with Section 17(d) of the 1940 Act. Please see Norwest Bank Minnesota, N.A. (pub. avail. May 25, 1995).

Response: References to “project-based fees, “management promote” and “incentive fees and/or a profits or equity interest in a portfolio company” will be removed in PEA 2.

Periodic Repurchase Offers (page 55-56)

Comment 19: Please delete the following from “Suspension or Postponement of Repurchase Offers” since it is not applicable to the Fund, which is taxed as a REIT: “(1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code”

Response: Comment accepted. The requested change will be reflected in PEA 2.

Anu Dubey September 19, 2022 Page 7

Signature Page

Comment 20: Please file as an exhibit, director resolutions approving use of the power of attorney for Mr. Johnson to sign for the Fund. See Rule 483(b) under the 1933 Act.

Response: Comment accepted. The requested change will be reflected in PEA 2.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Wu-Kwan Kit, Pacific Investment Management Company LLC

Adam Teufel, Dechert LLP

Douglas P. Dick, Dechert LLP